EXHIBIT 4.4

                          MANAGEMENT SERVICES AGREEMENT

      This Management Services Agreement (this "AGREEMENT") is made effective as of July 30, 2003, by and between Tefron Ltd. ("TEFRON") having its registered offices in 28 Chida Street Bnei-Brak, Israel (number with Registrar of
Companies: 52 - 004340 - 7), Shiran & Partners - Consulting, Entreprenuership and Financing Ltd. (the "MANAGEMENT COMPANY") having its registered offices in RAMOT HASHAVIM______________, Israel (number with Registrar of Companies: 51 - _______ - _) and Mr. Yosef Shiran ("MR. SHIRAN") (collectively the "PARTIES"),

WHEREAS Tefron is interested in receiving from the Management Company Management Services to be provided solely through Mr. Shiran who controls the Management Company and also serves as its director and is being employed by it, all as detailed in this Agreement; and

WHEREAS The Management Company is interested in providing the Management Services to Tefron, as detailed in this Agreement; and

WHEREAS The Parties have agreed to settle their rights and obligations in accordance with the terms and conditions of this Agreement.

NOW, THEREFORE, In consideration of the foregoing and of the promises, agreements, representations, warranties, and covenants herein contained, the Parties hereby agree as follows:

1.    DEFINITIONS

For the purpose of this Agreement, the term "Management Services" shall have the following meaning: All services, duties, tasks and responsibilities that are usually exercised by a Chief Executive Officer of a public industrial company with a scope of business similar to the one of Tefron, and as shall be required by Tefron and determined from time to time by its Board of Directors, and (without derogating from the above) shall also include economic and tax consulting services. Without derogating from the above, the Management Services shall include providing the Management Services to Tefron and its subsidiaries and / or affiliates in connection with its activities in Israel and abroad, all as required by Tefron.

2.    REPRESENTATIONS AND WARRANTIES OF THE MANAGEMENT COMPANY AND OF MR. SHIRAN

The Management Company and Mr. Shiran hereby represent and warrant, jointly and severally, as follows:

      2.1. The Management Company has the ability, expertise, experience and means to supply the Management Services and it is not prohibited in any way from abiding to all of its commitments and obligations under this Agreement.

      2.2. Mr. Shiran is an employee of the Management Company. The Management Company is a private company and Mr. Shiran is its controlling shareholder and also serves as its director.

3.    PROVIDING THE MANAGEMENT SERVICES

      3.1. The Management Company shall provide the Management Services to Tefron only through Mr. Shiran in person.

      3.2. The Management Company and Mr. Shiran shall exercise authority customarily performed, undertaken and exercised by persons situated in a similar capacity, as determined by the Board of Directors of Tefron and / or the Chairman of the Board of Directors or the President of Tefron in their sole discretion.

      3.3. The Management Company undertake to grant the Management Services and perform its duties herein skillfully, in a responsible, faithful, competent and diligent manner, and to use the knowledge, experience and means at its disposal for the benefit of Tefron and to cooperate with Tefron.

      3.4. The Management Company and Mr. Shiran shall act in accordance with the policies and resolutions of the Board of Directors of Tefron as shall be determined from time to time, with regard to the manner they fulfill their functions.

      3.5. The Management Company and Mr. Shiran shall not engage in any other employment or business activities without the prior consent of the Chairman of the Board of Directors of Tefron. Notwithstanding the above, Tefron grants Mr. Shiran its consent to continue to engage in his hi-tech business as long as this engagement does not encounter or affect its obligations under this Agreement.

      3.6. The Management Company and Mr. Shiran undertake to devote total attention and full time to the business and affairs of Tefron as required to discharge the responsibilities assigned to it under this Agreement.

4.    CONSIDERATION AND SCALE OF SERVICES

      4.1. In consideration for the Management Services to be provided according to this Agreement and to all other obligations of the Management Company and of Mr. Shiran, Tefron shall pay the Management Company US$26,663 (twenty six, six hundred and sixty three US Dollars) plus NIS 2,065 (two thousand and sixty five new Israeli Shekels) per month , plus VAT as applicable by law (the "CONSIDERATION").

             Subject to Section 4.3 herein, this Consideration shall constitute the sole consideration to which the Management Company or Mr. Shiran are entitled in return for the fulfillment of their obligations under this Agreement.

      4.2. The Consideration for each month shall be paid at the beginning of the following month, and no later than the 15th day of such following month, but in any event only after the Management Company had issued Tefron an appropriate tax invoice. Tefron shall withhold from the Consideration any amounts, which it is obligated to withhold under any tax or other applicable law.

      4.3. Tefron will promptly reimburse the Management Company for any and all reasonable direct expenses incurred by it on behalf of Tefron and/or in connection with the performance of its duties, provided that it produces written receipts for such expenses, and that the reimbursement of said expenses shall be in accordance with Tefron's policy for its management personnel. Without derogating from the generality of the above, Tefron shall reimburse the Management Company, once a month, for its telephone bills. Tefron will grant or make available to the Management Company, for the purposes of the performance of its position, a cellular telephone. Tefron will promptly reimburse the Management Company for any and all expenses reasonably related to using and maintaining the phone.

      4.4. In addition to the Consideration detailed above, the Management Company shall be entitled to an annual Grant, which shall be determined by Tefron's audit committee (the "Committee") of the Board of Directors (the "Annual Grant"). The following terms and conditions shall apply to the Annual Grant:

             4.4.1. The Annual Grant will not be higher than 2.5% of Tefron's Net Profit, as defined hereunder, and not lower than 1.5% of such Net Profit. In any case that the Committee shall determine that the Annual Grant should be higher than 1.5% of the Net Profit, its decision will be subject to approvals of both the Board of Directors and the General Meeting of the Shareholders of Tefron, unless such approvals will no longer be required under applicable law.

             4.4.2. For the purpose of this section, "Net Profit" means the outcome of the following calculation:

                     Net Profit = P * (14,500,000 / N).

                     P = Tefron's net profit as determined by Tefron's yearly approved audited reports, after deducting tax, and without taking into consideration special profits or losses (except special profits which resulted from Mr. Shiran's actions, which will be taken into consideration), or profits or losses which are not derived from the ordinary operation of Tefron.

                     N = Tefron's issued stock (in NIS par value) at the end of the year for which the Grant is paid, plus the Option Shares (in NIS par value) of all Options which are under Tefron's approved stock Option plans at the end of the said year (whether issued at that time, or not).

             4.4.3. The Annual Grant will be paid for each calendar year in which Mr. Shiran acted asTefron's Chief Executive Officer. In case of a year in which Mr. Shiran will act asTefron's Chief Executive Officer for only part of the calendar year, the Management Company will be entitled to a proportional part of the Annual Grant.

             4.4.4. The Annual Grant will be paid no later than March 31st of each year, unless the approval of the shareholders of Tefron is required in which event such Grant shall be paid no later than 30 days after the receipt of such shareholders approval (the "Payment Date").

5.    RELATIONSHIP BETWEEN THE PARTIES

      5.1. It is agreed upon and declared that the Management Company is providing the Management Services as an independent contractor, and there shall not be any employer employee relations between Tefron and the Management Company or anyone on its behalf including Mr. Shiran and / or anyone else on behalf of the Management Company.

      5.2. It is further clarified that Mr. Shiran chose the legal framework through which the Management Services be provided to Tefron (i.e.: by his Management Company as an independent contractor). Therefore, the Consideration the Management Company is entitled to is equal to the total consideration and benefits Mr. Shiran would have been entitled to if he were to be Tefron's employee. It is therefore agreed that the Consideration paid to the Management Company has been calculated under the assumption that there shall not be employer employee relations between the Parties and / or anyone on their behalf.

      5.3. For the avoidance of doubt, it is hereby clarified that as Mr. Shiran's employer, the Management Company shall allocate and pay (on its account) to Mr. Shiran any and all allocations and payments required according to any applicable law with regard to his employment in the Management Company, including with regard to the Management Services to be provided according to this Agreement, including social benefits, severance pay etc. (all, with respect to the salary to which Mr. Shiran is or will be entitled to receive from the Management Company according to their employment agreement), and the Management Company shall arrange all needed and customary insurance coverage with regard to the those services.

      5.4. In the event that a competent court shall determine that there were employer employee relations between Tefron (or anyone on its behalf) and Mr. Shiran (or anyone else on behalf of the Management Company) during the term of this Agreement, then Mr. Shiran's rights and benefits (such as to severance pay and to any other applicable social benefit) shall be determined based on a base salary of US $ 20,000 (twenty thousand US Dollars) (the "Base Salary"). Furthermore, in this event the amounts due to Mr. Shiran as severance pay or for other applicable social benefits, will be reduced in the amount in which the payments according to this Agreement (the Compensation paid throughout its term) exceeded the Base Salary that would have been paid throughout the same term.

      5.5. The Management Company and Mr. Shiran, jointly and severally, shall compensate Tefron and / or anyone on its behalf upon request in the event that Tefron shall suffer expenses or damages of any kind and / or any amount shall be rewarded, all as a result of a determination that there were employer employee relations between the Parties and / or anyone on their behalf.

6.    THE TERM OF THE AGREEMENT

      6.1. The terms and conditions of this Agreement shall apply as of [month], [day], 2003 (the "EFFECTIVE DAY").

      6.2. The termination of this Agreement as stated in Sections 6.1, 6.3 and 6.4 is without any remedy, indemnification, compensation or reward. This Section shall not prevent any of the Parties from seeking any remedy from the other party due to a breach of this Agreement.

      6.3. Notwithstanding anything herein, Tefron shall be entitled to terminate this Agreement by a written notice of at least 30 days in advance, in any and/or all of the following cases ("For Cause"):

             6.3.1. A fundamental breach by the Management Company and/or Mr. Shiran of this Agreement;

             6.3.2. A breach by Mr. Shiran of his fiduciary or trust duties towards Tefron.

             6.3.3. The conviction of the Management Company and/or Mr. Shiran in respect of an offense involving ignominy and/or a felony which effects the management's capability.

             6.3.4. Ownership by the Management Company and/or Mr. Shiran of an interest in a business in direct competition with Tefron.

      6.4. Notwithstanding anything herein, this Agreement shall be terminated upon Tefron's or the Management Company's 90 days prior written notice. Each of the Parties (Tefron or the Management Company) may give such notice upon its sole discretion. Notwithstanding the above, if Tefron terminates this Agreement according to this sub-section, the Management Company will be entitled to an additional 180 days notice (a total of 270 days notice). The Management Company will be entitled to the Consideration during the said notice period.

      6.5. Tefron is entitled at its own exclusive discretion to pay the Consideration for part or the entire notice period as determined in this Article 6 above, and accordingly to end the provision of the Management Services earlier than at the end of the relevant notice period.

      6.6. In the event the Agreement is terminated for any reason whatsoever, the Management Company and Mr. Shiran shall transfer his position to his replacement in an orderly manner and will return to Tefron all documents, copies or recorded information in any form or material which came to its possession in connection with the Management Services.

7.    TAXES

      Each party shall bear all the taxes that any applicable law cast upon it in connection with this Agreement. Tefron shall not bear any tax, which is applicable to the Management Company or to Mr. Shiran.

8.    CONFIDENTIALITY AND INTELLECTUAL PROPERTY

      8.1. The Management Company and Mr. Shiran recognize and acknowledge that the business information, financial data, commercial data, technical information, trade secrets, methods, data, developments, designs, inventions, improvements and works authorship, which Tefron owns including Tefron's plans, developments and/or products, and all other details concerning the activities of Tefron group and its business in Israel and abroad, whether existing today or planned for the future, including its property, proprietary rights, including patents, title, installations, obligations, transactions, financial condition, plans, business operations and relationship with its employees, suppliers, customers and authorities and/or any other information obtained/received by either of them within the scope of the Management Services and/or in connection with Tefron and/or its business are confidential and the property of Tefron ("Information"). The term "Information", as used in this Agreement, will not include information which is within the public domain, provided that the source of Information to the public domain is not the Management Company or Mr. Shiran or someone else who owns a confidentiality duty to Tefron, and will not include information brought to Tefron by the Management Company or by Mr. Shiran.

      8.2. Except as directed by Tefron, and in the ordinary course of Tefron's business, the Management Company and Mr. Shiran will not, other than for the sole benefit of Tefron, disclose, disseminate, transfer and/or use the Information. Further, the Management Company and Mr. Shiran will maintain the confidentiality of the contents of this Agreement, unless otherwise is required by applicable law.

      8.3. Without derogating from the above, the Management Company and Mr. Shiran undertake to maintain absolute confidentiality in respect of all Information about any discoveries, designs, developments, inventions, improvements and/or ideas ("Creations") made or acquired by either of them while engaged/affiliated with Tefron, which are within Tefron's business, and which came to the their awareness as a result of them providing the Management Services under this Agreement or as a result of Mr. Shiran's prior engagements with Tefron (either as employee, consultant, board member or manager). The Management Company and Mr. Shiran further recognize and acknowledge that any and all Creations made and/or acquired by either of them while engaged/affiliated with Tefron, whether or not made and/or acquired by him (i) during work hours
             (ii) at the premises of Tefron (iii) with the assistance of information/material provided to them by Tefron and/or (iv) at the request of Tefron, are and will be the exclusive property of Tefron and the Management Company and Mr. Shiran will have no right thereto. The Management Company and Mr. Shiran will, at the request and expenses of Tefron, execute any and all instruments required to vest complete title and ownership to the Creations in (or to clarify that complete title and ownership belongs to) Tefron and/or as necessary to legally protect the Creations in Israel and abroad. The Management Company and Mr. Shiran will perform all such actions without receiving any additional compensation therefor.

      8.4. A breach of Article 8 by the Management Company or Mr. Shiran shall be considered a material breach of this Agreement.

      8.5. All of the undertakings and obligations of the Management Company and Mr. Shiran set forth in this section 8, will commence on the date Mr. Shiran was first engaged by or became affiliated with Tefron, will continue throughout his engagement by and affiliation with Tefron, will survive the termination of this Agreement, and except as prohibited or limited by law, will be valid without limitation in time.

9.    NON COMPETITION

      9.1. Throughout the entire term of this Agreement and for a period of two (2) years from the date of termination or expiry of this Agreement ("Non-Compete Period"), the Management Company and Mr. Shiran undertake not to compete and/or place themselves in a position of having an interest in and/or being engaged by/within a person which competes with Tefron's business. Without prejudice to the generality of the foregoing, Mr. Shiran undertakes that during the Non-Compete Period he will not work, engage or advise, whether as a salaried employee and/or as a self-employed person, for remuneration or otherwise, in any subject and engagement if such constitutes a competition with Tefron.

      9.2. A breach of this Article 9 shall be considered a material breach of this Agreement.

10.   MISCELLANEOUS

      10.1. NOTICE. All notice or other communications provided for by this Agreement, will be given in writing, either by personal delivery, registered mail, postage prepaid, or by facsimile transmission to the person at their last known address or number (or as otherwise designated by the person in writing). All notices or communications given by personal delivery or by facsimile transmission will be deemed delivered on the next business day following transmission or delivery (the facsimile transmission receipt will act as PRIMA FACIE proof of delivery); those given by mail will be deemed delivered on the seventh (7th) business day after posting. A notice given by Tefron to Mr. Shiran shall be deemed as given to the Management Company as well. A notice given by Tefron to the Management Company shall be deemed as given to Mr. Shiran as well.

      10.2. REMEDIES CUMULATIVE. Each right, power, and remedy provided for under this Agreement or now or hereafter existing at law, in equity, by statute or otherwise, will be cumulative, and the exercise (whether single or partial), delay, or forbearance in exercising by any party of one or more of such rights, powers and remedies will not act as a waiver or preclude the simultaneous or later exercise by such party of any or all of such rights, powers or remedies.

      10.3. CONSTRUCTION. Except as specifically indicated, the section numbers and captions appearing in this Agreement are inserted only as a matter of convenience and are not in any way intended to define, limit, construe or describe the scope or intent of such sections or in any way affect the construction of the Agreement. The term "person", as used in this Agreement, will be interpreted broadly to include, without limitation, any individual, corporation, company, partnership, joint venture, and/or entity.

      10.4. SEVERABILITY. If any provision this Agreement, or application thereof to any person or circumstances, will for any reason or to any extent, be invalid or unenforceable, such invalidity or unenforceability will not in any manner affect or render invalid or unenforceable the remainder of this Agreement and the application of that provision to other persons or circumstances will not be affected, but rather will be enforced to the extent permitted by law. In the event of the invalidity or unenforceability of any provision of this Agreement or the application thereof to any person or circumstances, the parties will, at the request of any of the parties, negotiate in good faith to agree on changes or amendments to this Agreement which are required to effectuate the intent and purpose of this Agreement in the light of the invalidity or unenforceability.

      10.5. FURTHER ASSURANCES. Each party will cooperate, take such further reasonable action and execute and deliver such further documents as may be reasonably requested by any of the parties in order to effectuate the intent and purposes of this Agreement and the parties.

      10.6.  SUCCESSORS AND ASSIGNS.

             (a) Tefron will be allowed to assign, transfer and otherwise convey its rights and obligations under the Agreement to any entity in which it holds more than fifty-one percent (51%) of shareholder's (or equivalent) voting rights.

             (b) The Management Company and Mr. Shiran may not assign, transfer or otherwise convey the rights or obligations under the Agreement. Notwithstanding the above, the Management Company may assign or transfer all (but not part of) its rights and obligations under the Agreement to Mr. Shiran himself or to a company which is, directly or indirectly, controlled by Mr. Shiran or, subject to the receipt of the prior approval of Tefron's Audit Committee, to a company which is, directly or indirectly, controlled by Mr. Shiran.

      10.7. ENTIRE AGREEMENT. This Agreement contains the complete statement of all of the agreements, understandings, representations and arrangements between the Parties with respect to the subject matter hereof ("Prior Agreements"), and to the extent such Prior Agreements exist, such Prior Agreements are merged herein and will be considered superseded by this Agreement. Nothing in the above shall be deemed to derogate from the effect of Option Agreements between Tefron and Mr. Shiran entered as of January 1, 2001 and as of August 5th 2002. No provision of this Agreement may be modified, waived or discharged unless done so in writing and signed by all Parties.

      10.8. GOVERNING LAW. This Agreement and all and the rights and obligations of the parties related to this Agreement will be exclusively governed by and construed in accordance with the laws of the State of Israel.

IN WITNESS WHEREOF, the undersigned authorized representatives of the parties affixed their signatures:



    /s/ Arie Wolfson             /s/ Yosef Shiran              /s/ Yosef Shiran

    /s/ Sigi Rabinowicz

            Tefron Ltd.    Shiran & Partners - Consulting,     Mr. Yosef Shiran
                               Entreprenuership and
                                  Financing Ltd.